Mail Stop 3561

August 16, 2007

John N. Hatsopoulos, Chief Executive Officer
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

> **Re: American DG Energy Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed July 25, 2007**
> **File No. 333-142008**

Dear Mr. Hatsopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We have considered your responses to comment 1 in our letters dated May 8, 2007 and July 17, 2007. Given the number of shares being sold by your affiliates, we continue to believe that this offering constitutes a primary offering. Accordingly, please fix the price of the shares being offered for the duration of the offering, not just until a market develops, and to name your affiliates as underwriters. Alternatively, please remove your affiliates as selling shareholders from this registration statement.

Selected Consolidated Financial Data, page 9

2. Here and elsewhere in your registration statement, please ensure that you update your disclosure to reflect financial information for the period ended June 30, 2007, as reflected in the Form 10-QSB you filed on August 14, 2007.

Management's Discussion and Analysis of Financial Condition and Results…, page 10

First Three Months 2007, page 17

3. We note your response to comment 4 in our letter dated July 17, 2007. In the last sentence of the last paragraph of this subsection, you state that you believe you have the financial ability to repay as required all of your convertible notes that will become due and have not been converted based upon your expectation that your business will grow and that you will be able to raise additional equity funds to cover any of these required payments. Additionally, please disclose clearly whether you have the financial ability to repay all of your convertible notes that become due and have not been converted based on current financial condition, regardless of your business growth and your ability to raise additional equity funds. If not, please discuss the consequences of this inability to you and your operations.

Principal and Selling Stockholders, page 19

4. We note your response to comment 8 in our letter dated July 17, 2007. In the fourth paragraph of this section, you state that "to our knowledge" the persons indicated purchased their securities in the ordinary course of their personal investment activities and "to our knowledge" no other selling stockholders are, or are affiliated with, a broker-dealer. Please revise these disclosures to remove the phrase "to our knowledge." Also, please revise your disclosure to specifically identify those persons you are identifying as underwriters, as opposed to referring to the "foregoing named persons."

Sales of Unregistered Securities, page 39

5. We note your response to comment 3 in our letter dated July 17, 2007. In footnote (e) to your Equity Financing History of the Company table and in your Related Party and Other Transactions section, you state that you sold 4,300 shares of common stock to a consultant as a commission related to the issuance of an 8% convertible debenture. Please disclose the name of this consultant.

    In this regard, we note that in footnote (e) to your Equity Financing History of the Company table you have aggregated certain transactions so that it is difficult to know which shareholder received shares in what transaction, for what purpose, and at what price. Therefore, please provide, in additional footnotes to your table, in what transaction the shareholders received their shares. For example, we note that one of your affiliates, Nettlestone Enterprises, purchased shares in one of the offerings referred to in footnote (e); however, your disclosure is unclear as to which offering or offerings it purchased those shares.

John N. Hatsopoulos
American DG Energy Inc.
August 16, 2007
Page 3

Further, we note that the disclosure you have provided in Note 6 to the Financial Statements still appears to provide an incomplete discussion of your sales of securities and, in fact, that the disclosure continues to appear inconsistent with the rest of your document. For example, on page F-16, you state that from December 1, 2003 to December 31, 2005, you issued warrants to purchase an aggregate of 3,895,000 shares of common stock at a price of $0.70 per share. However, in the footnotes to your Equity Financing History of the Company table and your Related Party and Other Transactions section, it appears that you issued warrants to purchase an aggregate of 3,195,000 shares of your common stock at a price of $0.70 per share. Please revise or advise.

*　　*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:　　Edwin L. Miller Jr., Esq.
　　　　Sullivan & Worcester LLP
　　　　Via Facsimile